                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*

                            G-III Apparel Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36237 H 101
                                   -----------
                                 (CUSIP Number)

                                 March 14, 2007
                      ------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]           Rule 13d-1(b)

    [ ]           Rule 13d-1(c)

    [X]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 36237 H 101                                    13G/A                 Page 2 of 6 Pages
                                                                               -----------
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-------- -----------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Morris Goldfarb
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
---------------------------- ----- ---------------------------------------------------------------------------------
     NUMBER OF SHARES         5    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH           2,943,355 shares of Common Stock, par value $0.01
                             ----- ---------------------------------------------------------------------------------
                              6    SHARED VOTING POWER

                                   586,133
                             ----- ---------------------------------------------------------------------------------
                              7    SOLE DISPOSITIVE POWER

                                   2,943,355 shares of Common Stock, par value $0.01
                             ----- ---------------------------------------------------------------------------------
                              8    SHARED DISPOSITIVE POWER

                                   586,133
--------- ----------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,529,488
          shares, which includes (i) 210,000 shares which may be acquired within
          60 days upon the exercise of options, (ii) 65,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's daughter, (iii) 65,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's son, (iv) 108,375 shares owned by Goldfarb Family Partners,
          L.L.C., of which the reporting person is the Managing Member, (v)
          37,500 shares owned by The Morris and Arlene Goldfarb Family
          Foundation, Inc., of which the reporting person is the President and
          Treasurer, (vi) 441,300 shares owned jointly with the reporting person's spouse and (vii) 14,833 shares owned by the reporting person's spouse.
--------- ----------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)            [ ]
--------- ----------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               21.7%
--------- ----------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------- ----------------------------------------------------------------------------------------------------------

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CUSIP No. 36237 H 101                                    13G/A                 Page 3 of 6 Pages
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NOTE: This Schedule 13G/A reflects a statement of beneficial ownership of securities of the reporting person as of March 14, 2007.

Item 1(a)         Name of Issuer:
                  --------------

                  G-III Apparel Group, Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  512 Seventh Avenue
                  New York, New York  10018

Item 2(a)         Name of Person Filing:
                  ---------------------

                  See Item 1 of the cover page attached hereto

Item 2(b)         Address of Principal Business Office,
                  or if none, Residence:
                  -------------------------------------

                  c/o G-III Apparel Group, Ltd.
                  512 Seventh Avenue
                  New York, New York  10018

Item 2(c)         Citizenship:
                  -----------

                  See Item 4 of the cover page attached hereto

Item 2(d)         Title of Class of Securities:
                  ----------------------------

                  Common Stock, par value $0.01 ("Common Stock")

Item 2(e)         CUSIP Number:
                  ------------

                  36237 H 101

Item 3            If this statement is filed pursuant to ss.ss.240.13d-1(b) or
                  240.13d-2(b) or (c), check whether the person filing is a:
                  --------------------------------------------------------------

         (a)[ ] Broker or dealer registered under Section 15 of the Act;
         (b)[ ] Bank as defined in Section 3(a)(6) of the Act;
         (c)[ ] Insurance company as defined in Section 3(a)(19) of the Act;
         (d)[ ] Investment company registered under Section 8 of the Investment
                Company Act of 1940;
         (e)[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
         (f)[ ] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);
         (g)[ ] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

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CUSIP No. 36237 H 101                                    13G/A                 Page 4 of 6 Pages
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         (h) [ ] A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                 Company Act of 1940;
         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not Applicable

Item 4            Ownership:
                  ----------

                  (a) Amount beneficially owned:

                      See Item 9 of the cover page attached hereto. On March 14,
                      2007, Morris Goldfarb (the "Reporting Person") sold
                      1,100,000 shares of Common Stock in a public offering (the
                      "Offering"), pursuant to a Registration Statement on Form
                      S-3 (No. 333-139795), as amended. The 1,100,000 shares of
                      Common Stock sold by the Reporting Person consisted of:
                      (i) 820,000 shares owned directly by the Reporting Person;
                      (ii) 130,000 shares held in a trust, of which the
                      Reporting Person's spouse is one of two trustees with
                      shared voting and dispositive power, for the benefit of
                      the Reporting Person's daughter; (iii) 130,000 shares held in a trust, of which the Reporting Person's spouse is one
                      of two trustees with shared voting and dispositive power,
                      for the benefit of the Reporting Person's son; and (iv)
                      20,000 shares owned by The Morris and Arlene Goldfarb
                      Family Foundation, Inc., of which the Reporting Person is
                      the President and Treasurer. As a result of the Offering,
                      the Reporting Person beneficially owns 3,529,488 shares of
                      Common Stock.

                  (b) Percent of Class:

                      See Item 11 of the cover page attached hereto. All
                      calculations are based upon 16,046,345 shares of Common
                      Stock outstanding at the completion of the Offering as of
                      March 14, 2007 (excluding treasury shares). The foregoing
                      information was provided by the Issuer.

                  (c) Number of shares as to which the person has:

                      (i)   Sole power to vote or to direct the vote: 2,943,355

                      (ii)  Shared power to vote or to direct the vote: 586,133

                      (iii) Sole power to dispose or to direct the disposition
                            of: 2,943,355

                      (iv)  Shared power to dispose or to direct the disposition of: 586,133

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CUSIP No. 36237 H 101                                    13G/A                 Page 5 of 6 Pages
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Item 5            Ownership of Five Percent or Less of a Class:
                  --------------------------------------------

                      If this statement is being filed to report the fact that
                      as of the date hereof the reporting person has ceased to
                      be the beneficial owner of more than five percent of the
                      class of securities, check the following. [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:
                  --------------------------------------------------------------

                      Not Applicable

Item 7            Identification  and  Classification of the Subsidiary Which
                  Acquired the Security Being Reported on By the Parent Holding
                  Company:
                  --------------------------------------------------------------

                      Not Applicable

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                      Not Applicable

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                      Not Applicable

Item 10           Certification:
                  -------------

                      Not Applicable

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CUSIP No. 36237 H 101                                    13G/A                 Page 6 of 6 Pages
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2007

                                                /s/ Morris Goldfarb
                                                ------------------------------
                                                MORRIS GOLDFARB